UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported) April 12, 2023

Naqi Logix Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1040 W Georgia Street, 14th Floor

Vancouver, British Columbia, Canada V6E 4H1

(Full mailing address of principal executive offices)

(888) 627-4564

(Issuer's telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer's Certifying Accountant

(a) On April 12, 2023, Florence Tan, Head of Finance and Chief Accounting Officer at Naqi Logix Inc. (“Naqi” or the “Company”), received formal notice that BDO Canada LLP, the independent auditor for the Company (“BDO”), had elected not to stand for reappointment as auditor for the Company. On April 18, 2023, the Company’s Board of Directors elected to accept the resignation.

BDO audited the financial statements of the Company for the years ended June 30, 2022 and 2021, which comprise the statements of financial position as at June 30, 2022 and 2021, the related statements of net loss and comprehensive loss, changes in equity, and cash flows for the year ended June 30, 2022 and for the period from inception on August 4, 2020 to June 30, 2021, and the related notes to the financial statements. The report of BDO on such financial statements, dated October 28, 2022 and December 29, 2021, respectively did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles except to indicate that there was substantial doubt about the Company’s ability to continue as a going concern.

For the past two fiscal years and through April 18, 2023, there were (1) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions with BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to BDO's satisfaction, would have caused BDO to make reference in its reports and (2) no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company has provided BDO with a copy of the above disclosures and requested that BDO furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the foregoing statements and, if not, stating the respects in which it does not agree. A copy of BDO's letter, dated April 18, 2023, is attached as Exhibit 99.1 to this Current Report on Form 1-U.

The following exhibit is filed herewith:

Exhibit No.	Description

Exhibit 99.1	Letter from BDO Canada LLP, dated April 18, 2023

Item 7. Departure of Certain Officers

As of April 18, 2023, Florence Tan has resigned from the position of Head of Finance and Chief Accounting Officer of Naqi Logix Inc. Effective April 18, 2023, Osman Sinan Tumer was appointed as the Company’s interim Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

Naqi Logix Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

Date:	April 18, 2023